March 30, 2016

Via EDGAR

Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention: Pamela Long, Assistant Director, Office of Manufacturing and Construction

Re:	Orion Engineered Carbons S.A. - Registration Statement on Form F-3
(File No. 333-209963)

Ladies and Gentlemen:

Orion Engineered Carbons S.A. (the “Registrant”) respectfully requests that the effective date of the above-captioned Registration Statement, which was filed March 4, 2016 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 5:00 p.m. on April 1, 2016 or as soon as practicable thereafter.

Because the Registration Statement is filed as a shelf registration statement under Rule 415 under the Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

In accordance with the requirements of Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant hereby confirms that it is aware of its obligations under the Act.

The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”), that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement or relieve the Registrant of its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform David B. Harms via telephone at (212) 558-3882 or via e-mail at harmsdb@sullcrom.com.

Very truly yours,

Orion Engineered Carbons S.A.

		By:	/s/ Charles Herlinger
			Name:	Charles Herlinger
			Title:	Chief Financial Officer

cc:	Kate McHale
Christopher Ronne
(Securities and Exchange Commission)
David B. Harms
(Sullivan & Cromwell LLP)